CARBON NATURAL GAS COMPANY

1700 Broadway, Suite 1170

Denver, Colorado  80290

November 17, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Carbon Natural Gas Company (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed October 12, 2011

File No. 333-176287

Dear Ms. Parker:

This letter is in response to the Commission’s comment letter dated November 9, 2011.  Contemporaneously with this letter the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  The Company’s responses to the Commission’s comments are set forth below.

Amendment No. 2 to Registration Statement on Form S-1

Description of the Business, page 26

Reserves, page 34

Comment 1.                                In comment six of our September 30, 2011 letter, we asked that you comply with Item 1203(c) of Regulation S-K which requires that you discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.  Please amend your document to disclose the capital you expended to convert PUD reserves to developed status in 2010.

Response:                                        Complied.  On page 34 of Amendment No. 3 we have disclosed the amount of capital expended to convert PUD reserves to developed status in 2010.

Preparation of Reserve Estimates, page 35

Comment 2.                                In our prior comment 11, we asked that you provide us with API numbers and estimated ultimate recovery figures for producing wells in support (as analogies) of the largest PUD reserves in West Virginia and Illinois.  We could not discern any of the 14 analogy wells on the map titled “Carbon Fuels Master PUD Map” that you furnished.  Please submit to us a map with these analogies identified as well as the engineering exhibits - rate/time plots, volumetric calculations, analogy well performance - that you used to determine the EURs for these analogies.  Ensure that the map has a scale and legible API numbers.  Include decline parameters — initial decline and rate, terminal decline, hyperbolic exponent, economic limit rate, economic life — for estimates using type curves.  You may contact us for guidance in this or other matters.  In this regard, once we consider your response to this comment, we may have further comment upon your response to prior comment 10.

Response:                                        Concurrently with filing Amendment No. 3 on a supplemental basis we are providing the map and information requested.

Notes to Consolidated Financial Statements, page F-8

Standardized Measure of Discounted Future Net Cash Flows, page F-27

Comment 3.                                In part, your response to our prior comment 20 indicates that you include production taxes as a (presumably negative) component of future net cash inflows for the standardized measure.  Please amend your document to include production and ad valorem taxes in the production cost line item of the standardized measure presentation.  Refer to FASB ASC subparagraph 932-235-50-31(b) and Rule 4-10(a)(20)D and E of Regulation S-X.

Response:                                        Complied.  On page F-27, we have included production and ad valorem taxes in the production cost line item of the standardized measure presentation.  Further, in future reports and filings with the Securities and Exchange Commission, the Company will ensure that any line items of the standardized measure presentation are presented appropriately.

Closing Comments

In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. or Peter F. Waltz, Esq. at 303-796-2626, or via e-mail at tmehringer@bfw-law.com or pwaltz@bfw-law.com, if you need more information or have additional comments.

Sincerely,

/s/ Kevin D. Struzeski

Kevin D. Struzeski, CFO

cc:                                 Theresa M. Mehringer

(via:  tmehringer@bfw-law.com)